SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                            AT&T Latin America Corp.
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                                (Name of Issuer)

               Class A Common Stock, Par Value $0.0001 Per Share
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                         (Title of Class of Securities)

                                   04649A106
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                                 (CUSIP Number)

                               Marilyn J. Wasser
                        Vice President-Law and Secretary
                                   AT&T Corp.
                             295 North Maple Avenue
                            Basking Ridge, NJ 07920
                                 (908) 221-2000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 9, 2002
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            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04649A106                   13D                      Page 2 of 5 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     AT&T Corp.
     I.R.S. Identification No. 13-4924710
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF
   SHARES                8,000,000
BENEFICIALLY   _________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER
    EACH
  REPORTING             73,081,595
   PERSON      _________________________________________________________________
    WITH       9    SOLE DISPOSITIVE POWER
    EACH
                         8,000,000
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                        73,081,595
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     81,081,595
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     69.7%*
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Assumes conversion of all 73,081,595 shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Persons into shares of Class A Common Stock. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The percent of class provided is based on information provided by the Issuer about the number of shares of Class A Common Stock and Class B Common Stock as of January 9, 2002.

CUSIP No. 04649A106                    13D                     Page 3 of 5 Pages
________________________________________________________________________________
Item 1.  Security and Issuer.

This Amendment relates to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of AT&T Latin America Corp., a Delaware corporation ("ATTL"). The address of the principal executive office of ATTL is 220 Alhambra Circle, Coral Gables, FL 33134. This Amendment amends the Schedule 13D Statement (the "Schedule 13D") of AT&T Corp., a New York corporation ("AT&T") relating to the Issuer filed on February 14, 2001.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

On January 9, 2002, AT&T purchased 8,000,000 shares (the "SL Shares") of the Class A Common Stock of the Issuer from SL Participacoes, S.A. ("SL") for an aggregate price of $45,393,541.45. Under the terms of a Shareholders Agreement dated as of December 8, 1999, which included the Issuer, SL and AT&T as parties, AT&T was obligated to purchase the SL Shares for consideration of $5.00 per share plus interest as specified in the Shareholders Agreement.
________________________________________________________________________________

CUSIP No. 04649A106                    13D                     Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety and restated as follows:

     (a) As of the date hereof, ATTL Holding Corp. is the direct owner, and AT&T Corp. is the indirect owner, of 73,081,595 shares of Class B Common Stock. As stated in the Schedule 13D, ATTLA Holding Corp. is a single purpose holding company and is a wholly-owned subsidiary of AT&T. Because each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock, each of the Reporting Persons listed on the Schedule 13D is the beneficial owner of 73,081,595 shares of Class A Common Stock. Additionally, AT&T is also the direct owner of 8,000,000 shares of the Issuer's Class A Common Stock. To the knowledge of the Reporting Persons as of the date hereof, none of the persons listed on Schedule I beneficially owns any shares of Class A Common Stock.

     (b) ATTLA Holding Corp. and AT&T, as its parent, share the power to vote and dispose of the 73,081,595 shares of Class A Common Stock, and AT&T holds the power to vote and dispose of an additional 8,000,000 shares of Class A Common Stock.

     (c) Other than as set forth in this Schedule 13D Amendment, there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by the Reporting Persons, nor to the Reporting Persons' knowledge, by any of the persons listed on Schedule I.

     (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

     (e)  Not applicable.
________________________________________________________________________________

CUSIP No. 04649A106                    13D                     Page 5 of 5 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                              , 2002
                                        ----------------------------------------
                                                         (Date)

                                                       AT&T Corp.

                                               By:  /s/ Robert S. Feit
                                        ----------------------------------------
                                                       (Signature)

                                                        Robert S. Feit
                                                        Authorized Signatory
                                        ----------------------------------------
                                                       (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Schedule I



C. Michael Armstrong     - Chairman and Chief Executive Officer, AT&T Corp.
Betsy J. Bernard         - Executive Vice President and President and CEO - AT&T
                           Consumer
James W. Cicconi         - General Counsel and Executive Vice President - Law &
                           Government Affairs
Nicholas S. Cyprus       - Vice President & Controller
David W. Dorman          - President - AT&T Corp.
Mirian M. Graddick-Weir  - Executive Vice President - Human Resources
Frank Ianna              - Executive Vice President and President AT&T Network
                           Services
Richard J. Martin        - Executive Vice President - Public Relations and
                             Employee Communications
Charles H. Noski         - Senior Executive Vice President and Chief Financial
                           Officer - AT&T Corp.
John C. Petrillo         - Executive Vice President - Corporate Strategy &
                             & Business Development
William T. Schleyer      - President and CEO - AT&T Broadband




J. Michael Cook          - Director; Retired Chairman and CEO, Deloitte & Touche
                             LLP
Kenneth T. Derr          - Director; Chairman of the Board, Retired - Chevron
                             Corporation
M. Kathryn Eickhoff      - Director; President, Eickhoff Economics Incorporated
George M. C. Fisher      - Director; Retired Chairman and CEO, Eastman Kodak
                             Company
Amos B. Hostetter, Jr.   - Director; Chairman - Pilot House Associates
Shirley A. Jackson       - Director; President, Rensselaer Polytechnic Institute
Donald F. McHenry        - Director; President, The IRC Group, LLC
Louis A. Simpson         - Director; President and CEO - Capital Operations of
                             GEICO Corporation
Michael I. Sovern        - Director; President Emeritus and Chancellor Kent
                             Professor of Law, Columbia University
Sanford I. Weill         - Director; Chairman and Chief Executive Officer -
                             Citigroup Inc.